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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. ______)*





                    CHINA MEDIA NETWORKS INTERNATIONAL, INC.
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                                (Name of Issuer)


                         COMMON STOCK, $.0001 PAR VALUE
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                         (Title of Class of Securities)


                                    169433109
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                                 (CUSIP Number)

                                BRIAN LESPERANCE
                  C/O CHINA MEDIA NETWORKS INTERNATIONAL, INC.
                         237 CEDAR HILL STREET, SUITE 4
                               MARLBORO, MA 01752
                                 (508) 485-5271
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                DECEMBER 30, 2005
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             (Date of Event which Requires Filing of this Statement)





If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 169433109                    13D                           PAGE 2 of 4
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     1.      NAMES OF REPORTING PERSONS.
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

             BRIAN LESPERANCE
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     2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (A) [_]
                                                                         (B) [_]

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     3.      SEC USE ONLY


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     4.      SOURCE OF FUNDS

             OO
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     5.      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) OR 2(e)
                                                                             [_]
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     6.      CITIZENSHIP OR PLACE OF ORGANIZATION

             UNITED STATES
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  NUMBER OF              7.     SOLE VOTING POWER

   SHARES                       1,802,200 (see Item 5)
                   ------------ ------------------------------------------------
BENEFICIALLY             8.     SHARED VOTING POWER

  OWNED BY                      0
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    EACH                 9.     SOLE DISPOSITIVE POWER

  REPORTING                     1,802,200 (see Item 5)
                   ------------ ------------------------------------------------
   PERSON               10.     SHARED DISPOSITIVE POWER

    WITH                        0
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    11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             1,802,200
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    12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                             [_]
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    13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             9.1%
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    14.      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

             IN
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CUSIP NO. 169433109                    13D                           PAGE 3 of 4
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ITEM 1.  SECURITY AND ISSUER

         Title of Class of Equity Securities:     Common Stock, $.0001 par value

         Address of Issuer:    237 Cedar Hill Street, Suite 4, Marlboro MA 01752


ITEM 2.  IDENTITY AND BACKGROUND

         (a) Brian Lesperance

         (b) c/o China Media Networks International, Inc., 237 Cedar Hill Street, Suite 4, Marlboro, MA 01752

         (c) President, China Media Networks International, Inc., 237 Cedar Hill Street, Suite 4, Marlboro, MA 01752

         (d) The Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

         (e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

         (f) United States citizen.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         On December 30, 2005, China Media Networks International, Inc. consummated a merger transaction among it, its wholly owned subsidiary CMNW Acquisition Corporation, a Nevada corporation, OrthoSupply Management, Inc., Thunderbird Global Corporation and Mark L. Baum. Pursuant to the merger, CMNW Acquisition Corporation merged with and into OrthoSupply Management, Inc. and a Certificate of Merger and Articles of Merger were filed with the Delaware and Nevada Secretaries of State, respectively, whereby CMNW Acquisition Corporation ceased to exist and OrthoSupply Management, Inc. continued as the surviving corporation. Pursuant to the merger, the stockholders of OrthoSupply Management, Inc., including the Reporting Person, exchanged their OrthoSupply Management, Inc. securities on a "1 for 1" basis for the substantially identical securities of China Media Networks International, Inc.


ITEM 4.  PURPOSE OF TRANSACTION

         See Item 3 above.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) The aggregate number of shares of common stock to which this
Schedule 13D relates is 1,802,200 shares, representing 9.1% of the 19,741,146 shares of China Media Networks International, Inc. common stock outstanding as of December 30, 2005.

         (b) The Reporting Person has sole voting and dispositive power over the 1,802,200 shares of the China Media Networks International, Inc. common stock which he owns.

         (c) See Item 3 above.

         (d) Not Applicable.

         (e) Not Applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         See Item 3 above. In addition, under a Restricted Stock Purchase Agreement and Employment Agreement, each by and between the Reporting Person and the Registrant (as successor-in-interest to OrthoSupply Management, Inc.), the Registrant has certain repurchase rights on shares of the Registrant's common stock held by the Reporting Person and the Reporting Person has certain rights with respect to the acceleration of the vesting of shares of the Registrant's common stock held by the Reporting Person upon a change in control of the Registrant.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         Not Applicable.

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CUSIP NO. 169433109                    13D                           PAGE 4 of 4
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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




                                                    /s/ Brian Lesperance
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                                                    Brian Lesperance

February 6, 2006